John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

April 9, 2018

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On August 25, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 236 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 237 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding five new portfolio series to the Trust – SIM U.S. Core Managed Volatility Fund, SIM Global Core Managed Volatility Fund, SIM Global Moderate Managed Volatility Fund, SIM Global Growth Fund, and SIM Income Balance Fund (the “Funds”).

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

We note that, where applicable, a comment given in regard to one of the Funds that would apply to each Fund or more than one Fund, was also carried over to the other affected Funds.

Prospectus

Cover Page

1.
Comment:     The cover page refers to “The Secure Investment Management Funds” where elsewhere the “SIM Funds” is used as the defined term. Please be consistent but also note that the Staff has concerns with the term “Secure” as it may imply to investors a certain security or protection feature on investments in the Funds.

Response: The Trust has revised the disclosure to refer to the Funds as “SIM Funds” throughout.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

SIM U.S. Core Managed Volatility Fund

Fund Summary – Investment Objective

2.	Comment: Please add “SIM” to the name of the Fund in the investment objective.

Response: The Trust has revised the disclosure to address your comment.

Fund Summary – Fees and Expenses of the Fund

3.	Comment: Please add a footnote to the “other expenses” and “acquired fund fees and expenses” line items to indicate that such expenses are estimated for the Fund’s initial fiscal year.

Response: The Trust has revised the disclosure to address your comment.

4.
Comment:      In the Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:      The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

Fund Summary – Principal Investment Strategies

5.	Comment: The Fund lists portfolio turnover risk, but does not have a corresponding disclosure in the principal investment strategies on high portfolio turnover. Please add.

Response: The Trust has revised the disclosure to address your comment.

6.
Comment:      In the below text, the Fund uses the term “Underlying Funds.” Please clarify in this section if the Fund intends to operate as a fund of funds. Please also, in the definition of Underlying Fund, indicate that the term includes ETFs.

Response: The Trust has revised the disclosure to address your comment. The Trust has indicated in the disclosure that the Fund operates as a “fund of funds.”

7.	Comment: Please explain why the Fund intends to invest solely in Dimensional Funds and please also confirm that potential conflicts of interest have been disclosed.

Response:      The Trust believes that relevant conflicts of interest have been identified and disclosed appropriately. The Adviser has indicated that it believes that majorly or entirely investing in DFA Funds provides investment solutions and capabilities consistent with SIM Funds investment objectives of broad exposure to a variety of markets. Further, the Adviser has indicated that it believes Dimensional Fund Advisors’ established approach to market and investment research is conducive to SIM Funds investment objectives. The Adviser has indicated to the Trust that no additional conflicts are present.

8.	Comment: Please disclose if the Adviser to the Fund knows of certain specific DFA Funds that the Fund will invest or if investments are more general in nature.

Response: The Trust is declining to add any disclosure in response to this Comment as the lineup of DFA Funds may rotate from time to time as the Adviser is managing the portfolio.

9.
Comment:      It appears that the component below is intended to manage the Fund’s volatility. If this is the case, please revise the disclosure to make it clear and to explain how this is consistent with the Fund’s name which includes the term “managed volatility.”

Under normal market conditions, the Fund will generally invest the remaining 25% of its net assets in Underlying Funds that, in turn, either invest substantially all of their assets in equity securities that target lower absolute volatility relative to the underlying assets class, which will be the S&P 500® Index and/or U.S. large cap equities; or invest substantially all of their assets within a risk control methodology of increasing or decreasing cash weight, based on lower volatility targets, relative to the underlying assets class, which will be the S&P 500® Index and/or U.S. large cap equities.

Response: The Trust has revised the disclosure to address your comment.

10.	Comment: Please clarify, with regard to the 25% “bucket” in the volatility Funds, whether those investments will be only in DFA funds or more broadly in other investment companies.

Response:      The Adviser has confirmed that the investment portion in volatility funds is not specific to any particular investment company. Rather, broadly across investment companies that the Adviser identifies as targeting lower absolute volatility relative to the respective underlying asset class of the specific Fund.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

11.	Comment: The below sentence seems to appear twice in the strategy section. Please remove one instance of this.

The Adviser may sell an Underlying Fund for a variety of reasons, such as to invest in another security believed to offer superior investment opportunities.

Response: The Trust has revised the disclosure to address your comment.

12.	Comment: In regard to the last paragraph in this section, how often does the Adviser make reassessments in the Fund’s allocation program. Please disclose.

Response: The Trust has revised the disclosure to address your comment.

13.
Comment:      Please explain what “spectrum” means in the following sentence:     “The Underlying Funds have been selected to represent a reasonable spectrum of investment options for the Fund.” Does this mean that the Fund would invest only in the DFA Funds? If the Fund selects to keep this sentence, then please qualify by adding the words “what the Adviser believes to be” before “a reasonable spectrum.”

Response: The Trust has revised the disclosure to address your comment.

Fund Summary – Principal Investment Strategies

14.
Comment:      In the section titled “Other Investment Company Risk,” please disclose that an investment in the Fund will generally have higher expenses than investing directly in the ETF or investment company shares as well as disclose that the Fund will incur brokerage costs when it buys or sells ETF or investment company shares.

Response: The Trust has revised the disclosure to address your comment.

15.
Comment:      Please add disclosure in the Risk section noted in Comment 14 to the effect that the ability of the Fund to meet its investment objective is contingent on the ability of the Underlying Funds to meet their own investment objectives. This disclosure could be placed next to the discussion about losses of Underlying Funds.

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: In the section titled “Index Management Risk,” please explain what “less closely” is in relation to, i.e., to what or to whom. Alternatively, stated that it may not track its index closely.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

17.
Comment:      In the section titled “Equity Risk,” consider adding risks associated with investments in large capitalization securities as it appears the Fund will focus on investments in large capitalization securities in the S&P 500® Index.

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: Consider changing the word “eliminating” to “reducing” in the section titled “Volatility Risk.”

Response: The Trust has revised the disclosure to address your comment.

19.	Comment: In the section titled “Portfolio Turnover Risk,” please specify whose performance may negatively be affected.

Response: The Trust has revised the disclosure to address your comment.

20.
Comment:      In the section titled “Securities Lending Risk,” please consider beginning the risk disclosure with language such as “to the extent the Fund invests in Underlying Funds that lend securities ...” unless it is the Fund that is engaging in securities lending directly.

Response: The Trust has revised the disclosure to address your comment.

21.
Comment:      Please consider whether this Fund needs to have the section titled “Fixed Income Securities Risk” as it does not appear this Fund invests in such securities. If it does invest in such securities, please revise the strategy section to make this clear.

Response: The Trust has removed the Fixed Income Securities Risk disclosure from each of the Funds other than the SIM Income Balance Fund.

22.
Comment:      In the event the Fund determines that the risks associated with investments in fixed income securities are applicable (see Comment #21), please consider supplementing the sub-section on interest rate risk with a discussion on the current interest rate environment; clarifying the prepayment risk as to whether it is the Fund or an Underlying Fund that is subject to this risk; and as to income risk, note that in a falling interest rate environment there may be lower yield securities. Further, revise this risk sub-section further to indicate whether it is the Fund or Underlying Funds making these investments.

Response: The Trust has revised the disclosure to address your comment other than with respect to the current interest rate environment which the Trust is declining to take.

23.
Comment:      In regard to the derivative risk disclosure, there is no disclosure in the strategies section on investing in derivatives. Is this part of the Fund’s strategy or the Underlying Fund’s strategy? Please clarify.

Response: The Trust has clarified the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

24.
Comment:      In the section titled “Derivatives Risk,” the sentence stated that “There is no guarantee such strategies will work” seems to have no context or does not tie to anything. Please re-write or clarify.

Response: The Trust has revised the disclosure to address your comment.

25.
Comment:      The second paragraph in the section titled “Derivatives Risk” states that Underlying Funds may pay commissions and other costs that may increase the Fund’s expenses and reduce returns. Was the intent to say that they would “indirectly” increase expenses and reduce returns of the Fund. If so, please clarify.

Response: The Trust has revised the disclosure to address your comment.

26.	Comment: Similar to Comment #25 above, clarify in the sentence following the one in Comment #25 who the losses relate to.

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: It appears that “Prepayment Risk” is inadvertently disclosed in the section titled “Yield Curve Risk,” and should be put on its own line.

Response: The Trust has revised the disclosure to address your comment.

28.
Comment:      In the section titled “Liquidity Risk,” please clarify if this risk relates to assets held by the Fund that may not be liquid or those held by the Underlying Fund. Does this mean that the ETFs the Fund may hold are illiquid?

Response: The Trust has revised the disclosure to indicate that the liquidity risk relates to assets held by the Underlying Funds that may not be liquid.

29.
Comment:      In the section titled “New Adviser Risk,” it notes that the Adviser is recently formed and has not previously managed a mutual fund. However, on p. 45 the disclosure provides that Mr. Mellberg first established the firm in 2006 and then later reorganized the firm in 2012 as SIM. Should the disclosure on “recently formed” be removed?

Response: The Trust has removed the portion of the disclosure relating to recent formation of the Adviser from the risk section titled “New Adviser Risk.”

30.
Comment:      The use of the term “U.S.” in the Fund’s name suggests domestic investment and, as such, the Staff would expect to see an 80% policy in this section in regard to assets tied to the U.S. Would this 80% be achieved by the investments in DFA Funds at 75% plus some of the 25% bucket? Please clarify.

Response:      The Trust has added an 80% policy. Further, the Adviser has indicated that since the underlying funds to be invested in by the Fund are typically based on the S&P 500® Index which is largely U.S.-based companies, the Fund should be able to reach the 80% policy of U.S. investments while investing in the 75%/25% buckets as noted in the prospectus.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

SIM Global Core Managed Volatility Fund

31.	Comment: For each Fund that uses “Global” in its name, please describe how the Fund will invest its assets in investment tied to a number of countries throughout the world.”

Response: The Trust has revised the disclosure to address your comment. The language is as follows:

Under normal circumstances, the Fund will invest in Underlying Funds that invest in other countries which may include the U.S. These Underlying Funds may include investments in emerging markets countries.

32.	Comment: Please add the qualifying words “The Adviser believes” before “establish a globally diversified equity investment portfolio.”

Response: The Trust has revised the disclosure to address your comment.

33.
Comment:      The below sentence states that somehow the Adviser will weight the funds. What does “generally weight” mean? Why is the qualifier “general” used here? Further, how will the Fund ensure that its weighting the Underlying Funds consistent with emerging market cap weightings? Will the Adviser compare to a benchmark or some kind of global index to do this and, if so, how often will it evaluate and re-balance the Fund’s portfolio accordingly, Finally, when the Fund states “U.S., International and Emerging Market caps what markets are referred to here – total stock market, total bond market? Please revise this for more clarify.

The Adviser will construct the Fund’s portfolio to generally weight Underlying Funds consistent with US, International, & Emerging market capitalizations.

Response: The Trust has revised the disclosure to address your comment.

34.
Comment:      The first half of the below sentence is unclear. The Staff does not understand what “conservative tilt” means. Please explain or delete it. Further, what does the phrase “dimensions of higher expected returns” mean – please explain or delete. Please change “vale” to “value.” How does the Adviser utilize these factors that are described in this sentence; does it emphasize one over the other; growth over value – please explain.

Response: The Trust has revised the disclosure to address your comment.

SIM Global Moderate Managed Volatility Fund

35.	Comment: Please complete the fee table.

Response: The Trust will complete the fee table for the B-Filing.

36.	Comment: In the first paragraph of the section titled principal investment strategies, please advise what is meant by “The Adviser will maintain a moderate tilt.”

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

SIM Global Growth Fund

37.	Comment: In the first paragraph of the section titled principal investment strategies, please advise what is meant by “The Adviser will maintain an aggressive tilt.”

Response: The Trust has revised the disclosure to address your comment.

38.
Comment:      While the use of the term “Growth” in the Fund’s name does not subject it to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Staff would expect to see a growth type strategy for the Fund. Please explain if the Underlying Funds in which the Fund invests in would primarily invest in growth securities and, if that is the case, please explain what the Adviser believes is a growth security.

Response:      The Trust has revised the disclosure to address your comment. The Adviser has indicated to the Trust that it believes the strategy is rooted in growth and is more adequately explained in response to the Comments 34, 35, and 37 above – by substantially weighting the Fund’s investment portfolio toward factors displaying investment growth historically superior to that of their counterparties.

39.	Comment: Under the section titled “Principal Risks,” the Staff would expect to see a “growth style” risk as the Fund will invest with a growth focus. Please add such risk disclosure.

Response: The Trust has revised the disclosure to address your comment.

40.
Comment:      The Fund includes “dividend paying securities risk,” which was a risk disclosure the Staff did not expect to see for a growth-style fund. Please confirm that this risk is accurate and, if not, please remove.

Response: The Trust has removed this disclosure.

41.	Comment: In regard to Comment #40, if this risk is removed for the Fund please be sure to adjust the Item 9 disclosure to carve out this Fund from the dividend paying securities risk.

Response: The Trust will adjust the Item 9 disclosure as needed.

42.	Comment: Please explain why Fixed Income Securities Risk is included for a growth-style fund. If this was included in error, please remove.

Response: The Trust has removed this disclosure.

SIM Income Balance Fund

43.
Comment:      As the Fund utilizes “Balance” in its name, the Staff would expect to see 25% invested in fixed income and 25% in equity. Please explain why the Fund does not have this disclosure and if it is determined to not add the 25% references why it should utilize the term “Balance” in its name.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

Response: Please note that the Trust, after consultation with the investment adviser to the Balance Fund, has determined to change the name of the Fund to the SIM Tactical Income Fund.

44.	Comment: The third paragraph includes a capitalized term – Derivative Instruments / Transactions. Is this to be a defined term or should it be lower case?

Response: The Trust has revised the disclosure to address your comment.

Purchase and Sale of Fund Shares

45.	Comment: Please include the minimum investment and subsequent investment amounts. If this is a high minimum threshold please explain.

Response: The Trust will complete the investment minimum and subsequent investment amounts for the B-Filing.

Additional Information About the Funds’ Investments

46.	Comment: Please add the word “SIM” to the first bullet point in the list of funds.

Response: The Trust has revised the disclosure to address your comment.

47.
Comment:      As a general comment to this section, the Staff notes that the Item 9 disclosure is very sparse while the Item 4 disclosure is much larger and that should be reversed. Consider adding more to the Item 9 disclosure to provide investors with more details on the investment strategies of the Funds that are not shown in the summary portion of the prospectus. This disclosure is a departure from other series within the Trust that provide additional details in the Item 9 disclosure.

Response: The Trust is declining to take this comment. The Trust believes the Item 9 disclosure is adequate.

48.	Comment: The term DFA Funds is used in this section and is not previously defined.

Response: The Trust has defined the term in this section.

49.	Comment: In the same paragraph as referred to in Comment #48, one of the Funds uses an “S” on the end of SIM. Please correct.

Response: The Trust has revised the disclosure to address your comment.

Additional Information About Risk

50.	Comment: In the last sentence in this section, should the word “directly” be changed to “indirectly”?

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

How to Buy Shares

51.	Comment: Please update this section for the new disclosure required by Form N-1A Item 11(c)(7) and (8).

Response: The Trust has revised the disclosure to address your comment.

General Information

52.
Comment:      It seems this prospectus may have been modeled off an older model as the Staff has provided previous comments on the “Small Account Balances” section relating to redemptions of shares creating a taxable event for shareholders. Please update this section to the current model.

Response: The Trust has revised the disclosure to address your comment.

Net Asset Value

53.	Comment: Please add a caption in this section to draw the reader’s attention to the specific paragraphs where fair value pricing is discussed.

Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Information

54.
Comment:      In regard to the Funds’ concentration policy, please confirm in your response that when the Funds each determine their own concentration limits they will use their reasonable efforts to look through to the Underlying Funds.

Response: The Adviser has confirmed to the Trust that each of the Funds will administer its concentration policy in accordance with applicable guidance from Commission staff.

55.
Comment:      In the section titled “Portfolio Managers,” the formatting looks like headings and/or captions should be bolded for better visual reference. Further, the section on conflicts, compensation and fund shares owned should also be bolded to be more helpful for readers to locate.

Response: The Trust has added underlining where necessary.

56.	Comment: Please review the disclosure in the section titled “Compensation” as there are two portfolio managers and in several instances the disclosure refers to “his.”

Response: The Trust has revised the disclosure to address your comment.

57.	Comment: In the Trustee and Officer table, please verify that 49 is the correct number of series portfolios for the Trust.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
April 9, 2018

58.
Comment:      In the Trustee and Officer table, the Staff notes that Mr. Pasco is no longer President of the Trust. Please provide Mr. Pasco’s current titles with regard to the administrator, transfer agent, distributor and any other service providers.

Response:      Mr. Pasco’s current title is President of Commonwealth Fund Services, Inc. and President of First Dominion Capital Corp. He is no longer an officer of the Trust and references to him have been removed.

59.
Comment:      In the section titled “Control Persons and Principal Securities Holders,” please revise so that it does not include the terms “none of the other funds.” It seems this may be a carryover from another document.

Response: The Trust has revised the disclosure to address your comment.

* * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively